0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of  August 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Paris, August 6, 2010

2010 HALF YEAR RESULTS

IMPROVEMENT CONFIRMED

PROGRESSION OF RESULTS

MARGIN IMPROVEMENT

STRONG CASH FLOW GENERATION

2010 OBJECTIVES CONFIRMED

Return of revenue growth in the second quarter and progression of results.  Key half year figures:
•
Consolidated revenue of €17,177m, -1.2% (-3.3% at constant exchange rates, -1.1% at constant scope and exchange rates). Positive revenue trend in all divisions in the second quarter compared to first quarter.

•	Operating cash flow of €1,885m, +2.7% (+0.2% at constant exchange rates).
•
Operating income improvement to €1,125m, +11.2% (+7.9% at constant exchange rates) due to improved results in the Environmental Services division, implementation of the group’s efficiency plan and the impact of divestments completed under favorable conditions. Recurring operating income increased 6.6% at current exchange rates (+3.5% at constant exchange rates) to €1,078m.

•	Strong net income growth of 69.9% to €374m. Recurring net income grew 6.6% to €306m.

Good cash generation.
•	Strong increase in operating cash flow - net investments to €1,533m in the first half of 2010 versus €850m in the first half of 2009.
•	Discipline maintained regarding gross investments: €1,333m (-12%).
•	Divestment(*) program well advanced: €766m realized through June 30, 2010.
•	Free cash flow(*) stable compared to H1 2009, after dividend paid 86% in cash in 2010 (vs. only 42% paid in cash in 2009).
•	Net financial debt(*) was €16bn at June 30, 2010, including a €674m unfavorable impact related to exchange rate movements.

2010 Objectives confirmed.
•	Recurring operating income improvement
•	Positive free cash flow after dividend payment (1)
•	€3bn of divestments during the period 2009-2011
•	€250m in cost reductions
•	Maintain ratio objective of Net debt / (cash flow from operations + repayment of OFAs)

Antoine Frérot, Veolia Environnement Chief Executive Officer stated : « Solid results in the first half of 2010 have been achieved in an economic environment that is mixed; with very good recycled raw material prices, while recovery in waste volumes has been limited and divergent. The waste business improvement during the second quarter represents an encouraging signal. This first part of the year has also permitted the significant redeployment of our portfolio of assets in the Czech Republic in the Energy Services division and in Central Europe within the Water division. The encouraging evolution of activity throughout the latest months, our commercial successes, execution of our efficiency plan, management of our investment expenses and the advancement of our divestment program under favorable conditions are also very positive.  The Group’s solid position and the recent success of Veolia’s strategy of profitable growth, lead us to confirm our 2010 objectives for recurring operating income improvement and positive free cash flow after dividend payment.”

(*) See definition page 9

(1) Excluding impact of the planned merger between Veolia Transport and Transdev

EVOLUTION OF GROWTH AND DEVELOPMENT (1)

Consolidated revenue (€m)
Six months ended June 30, 2010	Six months ended June 30, 2009 Adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
17,177.3	17,389.3	-1.2%	-1.1%	-2.2%	2.1%

For the six months ending June 30, 2010, Veolia Environnement consolidated revenue was €17,177.3 million, a decline of 1.2% compared to adjusted revenue of €17,389.3 million in the first half of 2009.  For the quarter ending March 31, 2010, the company recorded consolidated revenue of €8,794.2 million, a 4.0% decline at current exchange rates compared to the first quarter of 2009.  Second quarter 2010 consolidated revenue grew 1.9%.

At constant scope and exchange rates, first half 2010 revenue declined by 1.1% compared to the first half of 2009.  This evolution is explained principally by:

•	diminution in Works activities, notably due to the completion of certain large construction contracts outside of France in the Water division;

•	the non-renewal in 2009 of certain significant contracts, notably in the Transportation division;

•	the decline in energy prices which affected the Energy Services division, representing roughly 0.5% of the Group’s total revenue decline in the semester.

On the other hand, Group revenue benefited from the rise in recycled raw materials prices, the stabilization of the economic environment, and demand in certain industrial sectors, as well as Veolia’s commercial development.

The decline in revenue resulting from net divestments completed in 2009 (referred to as external growth/decline) amounted to -€383.5 million (-2.2% vs. H1 2009) and is composed of -€89.6 million in the Water division, -€210.1 million in the Environmental Services division (principally Veolia Propreté Nettoyage et Multiservices, or VPNM), -€82.5 million in the Energy Services division and -€1.3 million in the Transportation division.

(1)
First half 2009 results have been adjusted, in order to insure assure the comparability of periods for the reclassification into « net income from discontinued operations » of U.K. operations in the Transportation division and the Eolfi business in the Energy Services division.

(2)
As of January 1, 2010, due to the application of the new amendment to IAS 7, operating cash flow for H1 09 has been adjusted for renewal expenses by an amount of €148.3m, of which €102.3m is in the Water division and €46.0m is in the Energy Services division.

The share of revenue generated outside France in the first half of 2010 was €10,274.3 million, which is 59.8% of total revenue compared to 60.0% at June 30, 2009.

The positive impact of the evolution of average exchange rates in the first half of 2010 was €356.8 million, reflecting essentially the appreciation compared to the euro of the Australian dollar for €102.7 million, Eastern and Central European currencies for €69.9 million, Northern European currencies (Norway and Sweden) for €57.4 million and the U.K. pound sterling for €29.2 million.

OPERATING PERFORMANCE

Operating cash flow (2) increased 2.7% (0.2% at constant exchange rates) to €1,885.4 million for the six months ended June 30, 2010 versus €1,835.2 million for the six months ended June 30, 2009. Overall, operating cash flow margin improved 40 basis points to 11.0% in the first half of 2010, versus 10.6% in the first half of 2009.

This progression is essentially due to the Environmental Services division’s performance, which benefited during the first half of 2010 from:

•	a strong increase in the prices of recycled raw materials;

•	the positive effects of the adaptation plan related to the economic environment realized in 2009;

•	whereas waste volumes are recovering in manner still unequal and moderate.

The effects of Veolia’s efficiency plan contributed €132 million to the growth in operating cash flow.

The positive impact of the evolution of average exchange rates on operating cash flow was €47.2 million, reflecting principally the appreciation of the Australian dollar for an impact of €10.8 million and the appreciation of Eastern and Central European currencies for an impact of €14.5 million for the six months ended June 30, 2010.

Operating income grew 11.2% to €1,125.2 million in the six months ended June 30, 2010 versus €1,011.5 million in the six months ended June 30, 2009.  Operating income includes non-recurring items, including a capital gain of €88.1m related to the divestment of Usti Nad Labem and goodwill impairment charges of €42.8 million. Operating income margin improved from 5.8% to 6.6%.

Recurring operating income grew 6.6% to €1,078.2 million in the six months ended June 30, 2010 versus €1,011.5 million in the six months ended June 30, 2009.

NET INCOME

The cost of net financial debt increased to €407.9 million in the first half of 2010 versus €376.6 million in the first half of 2009, despite the decrease in average net debt from €16.9 billion at June 30, 2009 to €15.5 billion at June 30, 2010.

The financing rate (defined as the cost of net financial debt excluding variations in the fair value of instruments not qualifying as hedges, divided by the monthly average net financial debt over the period) increased from 4.47% in the six months ended June 30, 2009 to 5.06% in the six months ended June 30, 2010, in line with H2 2009.

In the first half of 2010, the group recorded net income tax expense of €188.2 million versus €198.3 million in the same period of 2009.  Dividing the net income tax expense for this period by net income from continuing operations adjusted for this fiscal charge and the share of net income from associates, the resulting income tax rate is 27.6% for the six months ending June 30, 2010 versus 32.8% for the six months ending June 30, 2009, reflecting the impact of capital gains that are taxable at lower rates.

Net income from discontinued operations changed from -€67.6 million in the first half of 2009 to +€42.8 million in the first half of 2010.  The net income from these activities in the first half of 2010 relates principally to the February 2010 divestment of the operating contract for the Miami-Dade County waste-to-energy plant in the Environmental Services division. Net income from discontinued operations also includes the results of the United Kingdom operations within the Transportation division as well as the Eolfi business within the Energy Services division which were in the process of divestment at June 30, 2010.

Net income attributable to equity holders of the parent was €374.2 million in the six months ended June 30, 2010 versus €220.3 million in the six months ended June 30, 2009. Recurring net income attributable to equity holders of the parent was €306.2 million in the six months ended June 30, 2010 compared to €287.3 million in the six months ended June 30, 2009, which has been restated to eliminate discontinued operations.

CASH FLOWS

Cash flow from operations amounted to €1,877.5 million in the half year ended June 30, 2010, including €1,885.4 million of operating cash flow (versus €1,835.2 million in adjusted operating cash flow in the first half of 2009), -€6.4 million of financing cash flow (versus €6.9 million in adjusted financing cash flow in the first half of 2009) and -€1.5 million of cash flow from discontinued operations (versus -€6.1 million in adjusted cash flow from discontinued operations in the first half of 2009).

The Group continues to apply selective investment criteria while making capital expenditures required by contractual terms or for required maintenance.

Gross investments were €1,333 million in the six months ended June 30, 2010 versus €1,516 million in the six months ended June 30, 2009.  First half 2010 gross investments include €458 million in maintenance capital expenditures, €392 million in growth and development investments related to existing operations, €324 million in financial investments(*) and €159 million in new operating financial assets.

At the same time, Veolia Environnement continued to make industrial and financial divestments(*), with €766 million in divestments completed in the six months ended June 30, 2010 versus €268 million in the first half of 2009.  The Group also received repayments of operating financial assets of €215 million in the first half of 2010.

Operating cash flow minus net investments increased to €1,533m in the first half of 2010 versus €850m in the first half of 2009.

After the change in operational Working Capital Requirements, (an increase of €382 million), and payment of financial expenses, taxes and dividends (€709 million), net debt amounted to €16,027 million at June 30, 2010 versus €15,127 million at December 31, 2009. This includes an unfavorable exchange rate impact of €674 million.

OBJECTIVES AND OUTLOOK

Based on the results realized throughout the first half of 2010, Veolia Environnement confirms the objectives fixed for 2010:

•	achieve recurring operating income improvement

•	generate positive free cash flow after dividend payment (1)

•	realize €250 million in cost reductions

•	pursue the program of €3 billion in divestitures for the period 2009-2011

•	and maintain the ratio objective of Net debt / (Cash flow from operations + repayment of OFAs).

(*) See definition page 9
(1) Excluding the impact of the planned merger between Veolia Transport and Transdev

APPENDICES

RESULTS BY DIVISION

Water

Revenue (€m)
Six months ended June 30, 2010	Six months ended June 30, 2009	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
5,900.9	6,234.8	-5.4%	-5.7%	-1.4%	1.7%

The decline in Water division revenue is explained primarily by the diminution of Works activity.  Excluding Works, revenue was stable.

▪
In France, revenue excluding scope effects declined 2.4% compared to H1 2009, due to the slowdown of Works activity, as well as a decline in volumes of water distributed of 1% compared to 2009, and the end of the contract with the city of Paris.

▪
Outside France, excluding Veolia Water Solutions & Technologies, revenue increased by 0.1%, (+1.1% at constant scope and exchange rates). In Europe, growth was 3.0% at constant scope and exchange rates, due to performance in the United Kingdom and Northern Europe. At constant scope and exchange rates, Asia Pacific revenue declined 4.9% with the completion of the construction of the Gold Coast project (desalination in Australia). In the Africa / Middle East zone, revenue progressed 3.3% at constant scope and exchange rates due primarily to increased volumes during the first half of 2010 and higher tariffs obtained in 2009.

▪
Veolia Water Solutions & Technologies posted revenue of €955.9 million, down 26.2% at constant scope and exchange rates. Revenue was principally affected by the finalization of certain large Design and Build contracts outside of France, and secondly by the slowdown in activity with industrial clients.

▪	The -1.4% scope effect concerns the Africa / Middle East zone.

Operating cash flow declined 4.4% at constant exchange rates (-2.5% at current exchange rates) to €788.3 million in the six months ended June 30, 2010 compared to €808.1 million in the six months ended June 30, 2009.

The operating cash flow margin (ratio of operating cash flow to revenue) increased from 13.0% in H1 2009 to 13.4% at H1 2010, which benefited from higher margins on construction activities and a favorable mix.

▪
In France, operating cash flow was affected by the end of the contract with the city of Paris, the phasing of renewal expenses, which penalized the first half of 2010 compared to the first half of 2009, by the decline in volumes, and by the end of the Vivendi Universal indemnity payments (€17.6 million). Operating cash flow benefited from new productivity gains in a context of limited inflation.

▪
Outside France, the improvement in operating cash flow was principally due to the ramp and growth of new contracts in Asia / Oceania and higher volumes and higher tariffs obtain in 2009 in the Africa / Middle East zone.

▪	Finally, the operating cash flow of Veolia Water Solutions & Technologies improved due to productivity efforts and the favorable resolution of the end of contracts.

The impact of the Efficiency Plan was €38 million in the six months ended June 30, 2010.

Recurring operating income declined 1.0% (-3.3% at constant exchange rates) to €590.2 million in the six months ended June 30, 2010 versus €596.4 million in the six months ended June 30, 2009.

Other than the variation in operating cash flow, the Water division‘s recurring operating income benefited from an increase in results associated with the divestments of industrial and financial assets, which were particularly favorable in the first half of 2010.

In total, the recurring operating income margin (recurring operating income / revenue) improved from 9.6% in the first half of 2009 to 10.0% in the first half of 2010.

Environmental Services

Revenue (€m)
Six months ended June 30, 2010	Six months ended June 30, 2009	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
4,707.7	4,502.4	4.6%	6.6%	-4.7%	2.7%

The positive movement in recycled raw materials prices (notably in France, Germany and Norway), good progression of certain activities in the United States and ramp-up and growth of integrated contracts in the United Kingdom contributed to the return of organic growth at +6.6% in the first half of 2010, despite challenges in certain activities associated with industrial clients still affected by the difficult economic environment. Nevertheless, after volume trends that were still marginally negative in the first quarter, the last months have shown an improvement in several activities.

•
In France, revenue increased 7.0% at constant scope, (-4.0% at current scope due to the divestment of Veolia Propreté Nettoyage et Multi-Services in 2009), due to higher recycled raw materials prices (paper/cardboard and metal) and a moderate recovery in volumes in the 2nd quarter. This progression was achieved despite strong commercial discipline that has been maintained at contract renewals.

•
Outside France, revenue grew 9.9% (6.2% at constant scope and exchange rates). Germany benefited from higher paper and cardboard prices.  Revenue in the United Kingdom increased 3.8% at constant scope and exchange rates due to the continued ramp and growth of integrated contracts. In North America, 4.9% revenue growth at constant scope and exchange rates resulted from disciplined pricing and solid volume levels. In Asia Pacific, 7.6% revenue growth at constant scope and exchange rates resulted from a recovery in paper recycling activity.

•
Net divestments in the Environmental Services division in 2009, primarily the activities of Veolia Propreté Nettoyage et Multi-Services in France in August 2009, had an impact on revenue of -4.7% (-€210.1 million in H1 2010 compared to H1 2009).

Operating cash flow increased 16.1% (13.3% at constant exchange rates) to €626.6 million in the six months ended June 30, 2010 compared to €539.7 million in the six months ended June 30, 2009.

In the context of stabilized global volumes during the first half of 2010, with initial signs of recovery at the end of the period, this improvement is explained by:

•
higher recycled raw materials prices (paper and metal) compared to the first half of 2009, which positively impacted operational performances in the division’s principal countries (France, United Kingdom, Germany, Australia and the United States);

•	positive effects of the Efficiency Plan (€43 million);

Operating cash flow margin increased markedly from 12.0% in the six months ending June 30, 2009 to 13.3% in the six months ended June 30, 2010.

Recurring operating income increased 86.6% (80.7% at constant exchange rates) to €250.6 million in the first half of 2010 versus €134.3 million in the corresponding period in 2009.

The variation in recurring operating income reflects:
•	an impairment charge of €35 million booked in the first half of 2009, on operating financial assets in Italy; and
•
a negative effect related to the reduction in discount rate utilized at June 30 each year to calculate the provisions for site remediation resulting in a variation of -€15 million compared to the first half of 2009.

The recurring operating income margin improved from 3.0% at in H1 2009 to 5.3% in H1 2010.

Energy Services

Revenue (€m)
Six months ended June 30, 2010	Six months ended June 30, 2009 Adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
3,721.2	3,712.6	0.2%	0.6%	-2.2%	1.8%

Revenue improved 0.6% at constant scope and exchange rates, with the variation principally due to a favorable climate effect in the first quarter, despite an unfavorable impact of lower energy prices (-€82.9 million compared to the first half of 2009).
▪	In France, revenue increased 1.5% due to a slightly more favorable climate environment and despite lower energy prices.
▪	Outside France, revenue was stable at constant scope and exchange rates. Lower electricity prices in Central Europe were compensated by a favorable climate effect.
▪
Net divestments in the Energy Services division in 2009, primarily the United Kingdom Facilities Management business in August 2009, explains the majority of the -2.2% impact of external growth on division revenue compared to the first half of 2009.

Operating cash flow increased 3.2% (0.1% at constant exchange rates) to €385.7 million in the six months ended June 30, 2010 versus €373.9 million in the six months ended June 30, 2009.  Energy Services division operating cash flow benefited in France from a positive climate effect.  Outside France, the evolution of operating cash flow was driven by a positive climate impact, which was offset by an unfavorable price effect, notably in Central Europe.

The impact of the Efficiency Plan was €31 million in the six months ended June 30, 2010.

The operating cash flow margin increased from 10.1% in H1 2009 to 10.4% in H1 2010.

Recurring operating income increased 4.8% (+1.6% at constant exchange rates) to €267.9 million in the six months ended June 30, 2010 versus €255.6 million in the six months ended June 30, 2009.

In total, the recurring operating income margin improved from 6.9% in H1 2009 to 7.2% in H1 2010.

Transportation

Revenue (€m)
Six months ended June 30, 2010	Six months ended June 30, 2009 Adjusted	Change 2010/2009	Of which internal growth	Of which external growth	Of which currency effect
2,847.5	2,939.5	-3.1%	-5.2%	0.0%	2.1%

Revenue decreased by 3.1%. Excluding the impact of non renewal of the Stockholm, Melbourne and Bordeaux contracts, revenue growth would have been +8.8%.

▪
Revenue in France slightly grew 1.8% at constant scope due to new contracts gains (notably Valenciennes) and despite the non-renewal of the Bordeaux contract in May 2009. Revenue was also affected by lower activity in the airport and tourism businesses, primarily due to the economic environment.

▪
Outside France, revenue declined 6.2% (-9.7% at constant scope and exchange rates) despite the ramp and growth of developments in North America, the Netherlands and in Germany, due to the non-renewal of the Melbourne contract in December 2009 and the Stockholm contract in November 2009 (-€300m impact on revenue during H1 2010).

Operating cash flow declined by 0.6% (-3.8% at constant exchange rates) to €159.2 million in the six months ended June 30, 2010 versus €160.2 million in the six months ended June 30, 2009.

The stability of operating cash flow is related to the improved profitability of some operations that previously were insufficiently profitable, and productivity gains (notably in Germany, Asia and North America), which compensated for the loss of the contribution from contracts that were not renewed, a decline in airport and tourist activity, as well as costs associated with the initial months of operation of the Rabat contract. The net impact of hedges against the rise in fuel prices is estimated to be roughly €1.1 million in the first half of 2010 compared to the same period in 2009.

The impact of the Efficiency Plan was €18 million in the six months ended June 30, 2010.

The operating cash flow margin increased from 5.4% in H1 2009 to 5.6% in H1 2010.

Recurring operating income declined 40.7% (-43.8% at constant exchange rates) to €48.2 million in the six months ended June 30, 2010 versus €81.2 million in the six months ended June 30, 2009. This decline includes notably capital gains associated with divestments completed during the first quarter of 2009.

In total, the recurring operating income margin decreased from 2.8% in H1 2009 to 1.7% in H1 2010.

holding companies

Operating cash flow of holding companies amounted to (€74.4) million in the six months ended June 30, 2010 versus (€46.7) million in the six months ended June 30, 2009.
The change in these costs is due to increased information technology and research costs.

Definitions

Net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of disposals (including the change in receivables and other financial assets), (iv) net financial interest paid and (v) tax paid;

Financial investments are including as well the net debt of companies entering the scope of consolidation and partial purchases resulting from transactions between non controlling interests that do not result in a gain or loss of control.

Financial divestitures are including as well the net debt of companies leaving the scope of consolidation, as well as share capital increases subscribed by non controlling interests and partial sales resulting from transactions between non controlling interests that do not result in a gain or loss of control.

The term “net investment”, as presented in the statement of change in net financial debt, includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), partial purchases net of partial sales resulting from transactions between non controlling interests that do not result in a gain or loss of control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital subscribed by minority interests.

CONSOLIDATED BALANCE SHEET (€ million)

CONSOLIDATED BALANCE SHEET: ASSETS	June 30, 2010	December 31, 2009
Goodwill	7,052.8	6,624.6
Concession intangible assets	4,114.3	3,624.8
Other intangible assets	1,491.3	1,437.8
Property, plant and equipment	9,903.0	9,382.4
Investments in associates	311.4	268.5
Non-consolidated investments	126.4	174,6
Non-current operating financial assets	5,334.5	5,275.2
Non-current derivative instruments - Assets	691.3	431.9
Other non-current financial assets	757.1	753.9
Deferred tax assets	1,875.6	1,621.3
Non-current assets	31,657.7	29,595.0
Inventories and work-in-progress	1,115.5	997.3
Operating receivables	11,998.4	12,247.5
Current operating financial assets	388.7	376.6
Other current financial receivables	274.4	217.7
Current derivative instruments - Assets	54.0	45.6
Cash and cash equivalents	5,058.0	5,614.4
Assets classified as held for sale (1)	301.2	722.6
Current assets	19,190.2	20,221.7
TOTAL ASSETS	50,847.9	49,816.7

CONSOLIDATED BALANCE SHEET : LIABILITIES
Share capital	2,487.1	2,468.2
Additional paid-in-capital	9,494.5	9,433.2
Reserves and retained earnings attributable to owners of the Company	(4,103.0)	(4,440.8)
Total equity attributable to owners of the Company	7,878.6	7,460.6
Total equity attributable to non-controlling interests	2,860.3	2,670.1
Equity	10,738.9	10,130.7
Non-current provisions	2,512.0	2,291.1
Non-current financial debt	18,303.7	17,647.3
Non-current derivative instruments - Liabilities	187.5	139.3
Deferred tax liabilitites	2,169.0	1,951.2
Non-current liabilities	23,172.2	22,028.9
Operating payables	12,620.8	13,075.7
Current provisions	639.4	749.2
Current financial debt	2,954.9	2,983.1
Current derivative instruments - Liabilities	130.7	84.8
Bank overdrafts and other cash positions	456.1	454.9
Liabilities classified as held for sale (1)	134.9	309.4
Current liabilities	16,936.8	17,657.1
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	50,847.9	49,816.7

(1)
The main assets and liabilities classified as held for sale at June 30, 2010 were the Transportation activities in the United Kingdom, as well as certain Transport contracts in France and Switzerland, the Eolfi business in the Energy Services division and the 15% of Dalkia Usti not yet divested. At December 31, 2009 this item comprised of U.S. waste-to-energy activities in Environmental Services, the Transportation activities in the United Kingdom, some cogeneration activities in the Czech Republic in the Energy Services division, and certain French jointly owned affiliates.

CONSOLIDATED INCOME STATEMENT

(€ million)	Six months ended June 30, 2010	Six months ended June 30, 2009(1) (2)
Revenue	17,177.3	17,389.3
of which revenue from operating financial assets	178.3	196.5
Cost of sales	(14,133.4)	(14,377.1)
Selling costs	(324.2)	(311.7)
General and administrative costs	(1,744.7)	(1,704.6)
Other operating revenue and expenses	150.2	15.6
Operating income	1,125.2	1,011.5
Finance costs	(461.5)	(423.6)
Finance income	53.6	47.0
Other financial income and expenses	(35.1)	(29.9)
Income tax expense	(188.2)	(198.3)
Share of net income of associates	8.7	7.1
Net income from continuing operations	502.7	413.8
Net income from discontinued operations	42.8	(67.6)
Net income before non-controlling interests	545.5	346.2
Non-controlling interests	171.3	125.9
Net income attributable to equity holders	374.2	220.3

(€)
Net income per share attributable to equity holders (3)
Diluted	0.78	0.47
Basic	0.78	0.47
Net income from continuing operations per share attributable to equity holders (3)
Diluted	0.69	0.62
Basic	0.69	0.62

(1)
As part of ongoing efficiency measures, the Group reclassified certain expenses from cost of sales to selling costs and general and administrative expenses. These reclassifications had no impact on operating income.  For the six months ended June 30, 2009, the impact of the reclassification of these items on cost of sales, selling costs and general and administrative expenses was respectively €82 million, -€9 million and -€73 million.

(2)	In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations”, the results of operations of:
•
 the entities of the U.S. waste-to-energy activity in Environmental Services (Montenay International) and Freight activities (essentially in France, Germany and the  Netherlands) divested in the second half of 2009 and the first quarter of 2009;

•	Transportation activities in the United Kingdom and the Eolfi business in the Energy Services division in the process of divestiture at June 30, 2009 are presented in a separate line, “Net income from discontinued operations,” for the period ending June 30, 2009.

(3)	Pursuant to IAS 33, the weighted average number of shares was 479.4 million shares at June 30, 2010, versus 464.2 million at June 30, 2009.

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Six months ended June 30, 2010	Six months ended June 30, 2009(1)
Net income attributable to equity holders	374.2	220.3
Net income attributable to non-controlling interests	171.3	125.9
Operating depreciation, amortization, provisions & impairment losses	929.9	955.1
Financial amortization and impairment losses	9.7	(2.0)
Gains / (losses) on divestment and dilutions	(232.2)	(39.2)
Share of net income of associates	(7.4)	(6.4)
Dividends received	(4.2)	(6.5)
Finance costs and finance income	409.2	381.5
Income tax expense	197.4	198.1
Other elements (including IFRS 2)	29.6	9.2
Cash flow from operations before changes in working capital	1,877.5	1,836.0
Changes in working capital requirements	(381.6)	(114.2)
Income taxes paid	(197.0)	(217.9)
Net cash from operating activities	1,298.9	1,503.9
Capital expenditures	(844.9)	(1,019.5)
Proceeds on disposal of intangible assets and property, plant & equipment	71.6	137.3
Purchases of investments	(316.8)	(124.3)
Proceeds on disposal of financial assets	458.0	27.7
Operating financial assets	-	-
New operating financial assets	(158.4)	(239.5)
Reimbursement of operating financial assets	214.3	263.1
Dividends received	7.8	9.0
New non-current loans granted	(26.7)	(21.3)
Principal payments on non-current loans	38.2	41.2
Net decrease/ (increase) in current loans	(38.1)	41.7
Net cash used in investing activities	(595.0)	(884.6)
Net increase / (decrease) in current borrowings	(648.6)	(638.5)
New non-current borrowings and other debt	334.3	2,914.9
Principal payments on non-current borrowings and other debt	(55.5)	(1,183.2)
Capital increase	108.4	57.0
Capital reduction	-	-
Transactions between shareholders: acquisitions & partial divestments	90.3	29.9
Proceeds / (purchases) of treasury shares	-	1.9
Dividends paid	(709.4)	(402.2)
Interest paid	(507.4)	(431.1)
Net cash from / (used in) financing activities	(1,387.9)	348.7
Net cash at the beginning of the year	5,159.5	3,383.9
Effect of foreign exchange rate changes and other	126.4	(13.8)
Net cash at the end of the period	4,601.9	4,338.1
Cash and cash equivalents	5,058.0	4,957.9
Bank overdrafts and other cash position items	456.1	619.8
Net cash at the end of the period	4,601.9	4,338.1

(1) Figures for the half-year ended June 30, 2009 have been restated for the application of the amendments to IAS 7 concerning:

-
renewal expenses : the impact of this reclassification between “Operating depreciation, amortization, provisions and impairment losses” in cash flows from operating activities and “Capital expenditure” in cash flows from investing activities is -€148.3 million.

-
transactions between non controlling interests: the impact of this reclassification between “Proceeds from disposals of financial assets” in cash flows from investing activities and “Transactions between non controlling interests: partial purchases and sales” in cash flows from financing activities is €29.9 million.

REVENUE BY GEOGRAPHIC AREAS

Six months ended June 30, 2010 (in € million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the World	Total
Water	2,317.1	712.9	287.8	845.1	339.1	125.3	563.2	191.7	518.7	5,900.9
Environmental Services	1,605.3	535.5	741.1	613.0	610.9	280.2	109.7	41.3	170.7	4,707.7
Energy Services	1,806.5	28.9	63.4	1,469.6	153.7	19.5	40.2	42.9	96.5	3,721.2
Transport	1,174.0	298.3	4.4	715.7	460.0	89.4	43.5	14.8	47.4	2,847.5
Revenue	6,902.9	1,575.6	1,096.7	3,643.4	1,563.7	514.4	756.6	290.7	833.3	17,177.3

Six months ended June 30, 2009 (in € million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the World	Total
Water	2,374.4	707.7	320.0	768.7	347.1	130.7	540.1	489.7	556.4	6,234.8
Environmental Services	1,670.2	482.0	726.0	534.3	583.5	204.1	101.8	38.5	162.0	4,502.4
Energy Services	1,761.4	35.6	217.0	1,376.9	148.7	21.0	33.5	34.2	84.3	3,712.6
Transport	1,156.0	261.7	24.3	723.3	440.8	266.8	25.6	10.7	30.3	2,939.5
Revenue	6,962.0	1,487.0	1,287.3	3,403.2	1,520.1	622.6	701.0	573.1	833.0	17,389.3

Variation (in € million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the World	Total
Water	(57.3)	5.2	(32.2)	76.4	(8.0)	(5.4)	23.0	(298.0)	(37.7)	(333.9)
Environmental Services	(64.9)	53.5	15.1	78.7	27.4	76.1	7.9	2.8	8.6	205.3
Energy Services	45.1	(6.7)	(153.6)	92.7	5.0	(1.5)	6.7	8.7	12.0	8.5
Transport	18.0	36.6	(19.9)	(7.6)	19.2	(177.4)	17.9	4.1	17.1	(92.0)
Revenue	(59.1)	88.6	(190.6)	240.2	43.6	(108.2)	55.6	(282.4)	0.3	(212.0)
Variation (%)	-0.8%	6.0%	-14.8%	7.1%	2.9%	-17.4%	7.9%	-49.3%	0.0%	-1.2%
Variation at constant FX (%)	-0.8%	5.9%	-17.1%	3.1%	1.9%	-34.6%	3.5%	-50.6%	-3.9%	-3.3%

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

™   ˜
—

For information, the publication of key figures ending September 30, 2010 will be released on November 10th, 2010

2010 FIRST HALF RESULTS PRESENTATION

Friday 6th of August, 2010 at 8.45 am (CET)

Telephone numbers:

+33 (0)1 70 99 42 82

or

+44 (0)20 7138 0845

Available from August 6 to 12, 2010

Telephone number (France) Telephone number (UK) Telephone number (USA)	+33 (0)1 74 20 28 00 (code 6724197#) +44 (0)20 7111 1244 (code 5903174#) +1 347 366 9565 (code 5903174#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 6th, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretrary General